Exhibit 21.1

List of Subsidiaries of 60 Degrees Pharmaceuticals, Inc.

Name of Subsidiary	Jurisdiction of Organization
60 Degrees Pharmaceuticals, LLC	District of Columbia
60P Australia Pty Ltd	Australia
60P Singapore PTE, LTD	Singapore